Exhibit (a)(5)(viii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE KATHY GUERRA and IRENE DIXON, Individually and on Behalf of All Others Similarly Situated, Plaintiffs, vs. OPENTABLE, INC., MATTHEW ROBERTS, THOMAS H. LAYTON, PAUL S. PRESSLER, A. GEORGE BATTLE, J. WILLIAM GURLEY, ROBERT HOHMAN, DANNY MEYER, PRICELINE GROUP INC., and RHOMBUS, INC., Defendants. ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) C.A. No. 9786-CB VERIFIED AMENDED CLASS ACTION COMPLAINT Plaintiffs Kathy Guerra and Irene Dixon (“Plaintiffs”), by their undersigned attorneys, on behalf of themselves and all other similarly situated, allege upon information and belief, including the investigation of counsel, in consultation with an expert, and a review of publicly-available information, except for their own acts, which are alleged on personal knowledge as follows: SUMMARY OF THE ACTION 1. Plaintiffs bring this class action on behalf of themselves and the other public stockholders of OpenTable, Inc. (“OpenTable” or the “Company”), other than Defendants (defined below) and their affiliates, OpenTable, OpenTable’s EFiled: Jun 30 2014 01:22PM EDT Transaction ID 55660583 Case No. 9786-CB

2 Board of Directors (the “Board” or the “Individual Defendants” defined below), the Priceline Group Inc. (“Priceline”) and its wholly-owned subsidiary, Rhombus, Inc. (“Rhombus”)(collectively, “Priceline”) for breaching and aiding and abetting the breach of fiduciary duties owed to the class in connection with Priceline’s proposed acquisition of OpenTable. This action seeks to enjoin the proposed acquisition announced on June 13, 2014, pursuant to which Priceline will acquire the outstanding shares of OpenTable in a deal valued at approximately $2.6 billion, with each OpenTable stockholder receiving $103.00 per share (net to the seller in cash, without interest) of Company stock (the “Proposed Transaction”) upon consummation of the merger. In pursuing the Proposed Transaction, each member of the Board violated applicable law by directly breaching and/or aiding and abetting breaches of fiduciary duties of loyalty, good faith, due care, and candor owed to Plaintiffs and the proposed class 2. As described herein, the Proposed Transaction, which has been approved by unanimous votes of the Boards of OpenTable and Priceline, undervalues OpenTable’s prospects and is the product of an entirely unfair sales process. 3. OpenTable is the world’s leading provider of online restaurant reservations, seating more than 15 million diners per month via online bookings across more than 31,000 restaurants. The OpenTable network connects restaurants

3 and diners, helping diners discover and book the perfect table and helping restaurants deliver personalized hospitality to keep guests coming back. The OpenTable service enables diners to see which restaurants have available tables, select a restaurant based on verified diner reviews, menus, and other helpful information, and easily book a reservation. In addition to the Company’s website and mobile apps, OpenTable powers online reservations for nearly 600 partners, including many of the Internet’s most popular global and local brands. For restaurants, the OpenTable hospitality solutions enable them to manage their reservation book, streamline their operations, and enhance their service levels. Since its inception in 1998, OpenTable has seated more than 620 million diners around the world. 4. OpenTable has reported steady growth and revenue figures over the last several quarters. Most recently, for the first quarter of 2014, OpenTable reported an increase in total revenues of 18%, versus the same period in the prior year, to $53.8 million, while seated diners totaled 46.7 million, a 25% increase versus the same quarter in 2013. The Company also reported that its restaurant installations in North America had reached a total of 23,862, a 19% increase over the same period in the prior year. For the same quarter, one of OpenTable’s most significant metrics, reservation revenues, were $34.3 million, up 27% over the same period in the prior year. Subscription revenues were $16.6 million, up 13%

4 over the same period in the prior year. The Company reported that it expected revenues to grow substantially during the second quarter as well as throughout the rest of the year. 5. The Company’s CFO, Duncan Robertson (“Robertson”) and the Company’s CEO, Defendant Matthew Roberts, both commenting on the first quarter results, stated that they were encouraged about the Company’s future growth prospects. 6. Since the announcement of the Proposed Transaction, the Company’s stock opened on June 13, 2014 at $104.48 and has been consistently trading at substantially above the $103.00 offer price, trading at a high on June 18, 2014 of $105.42. OpenTable’s current trading price is concrete and tangible evidence that the $103.00 offer price set forth in the Merger Agreement is wholly inadequate and fails to properly compensate Plaintiffs and other OpenTable stockholders. 7. The Proposed Transaction is also subject to unfair deal protection provisions which have been agreed to by the Board that deny stockholders the opportunity of a better price. Specifically, the Merger Agreement provides for: (i) a “no-solicitation” provision prohibiting the Company from properly shopping itself; (ii) a three (3) business-day “matching rights” period during which Priceline can fully evaluate and match any superior proposal received by the Company; and (iii) a termination fee of $91 million payable to Priceline if the Company

5 terminates the Merger Agreement to pursue another offer. In agreeing to these provisions, each member of OpenTable’s Board violated applicable law by directly breaching and/or aiding and abetting the other Defendants’ breaches of their fiduciary duties of loyalty, good faith, due care, and candor. 8. On June 25, 2014, the Company filed a recommendation statement on schedule 14D-9 (the “14D-9”) with the Securities and Exchange Commission (“SEC”), which provides additional information on the process leading to the Proposed Transaction and the Company’s financial advisors, Qatalyst Partners LP’s (“Qatalyst”), analyses and opinion that the Proposed Transaction is fair to OpenTable’s stockholders. However, the 14D-9 misrepresents and omits material information necessary for the Company’s stockholders to make an informed decision as to whether to tender their shares, in violation of the Board’s duty of candor under state law. Specifically, the 14D-9 fails to disclose material information concerning: (i) Qatalyst’s analysis of the fairness of the Proposed Transaction; (ii) both sets of financial projections used by Qatalyst; and (iii) the process leading up to the signing of the Merger Agreement and disparate treatment of other bidders. 9. To remedy Defendants’ breaches of fiduciary duty and other misconduct, Plaintiffs seek, inter alia: (i) injunctive relief preventing consummation of the Proposed Transaction; (ii) a directive to the members of the

6 Board that they exercise their fiduciary duties to obtain a transaction which maximizes value for OpenTable stockholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement, or any of the terms thereof. PARTIES 10. Plaintiffs have been stockholders at all times relevant hereto and currently are stockholders of OpenTable. 11. Defendant OpenTable is a Delaware corporation with principal executive offices located at 1 Montgomery Street, 7th Floor, San Francisco, California 94104. Upon completion of the Proposed Transaction, OpenTable will become a wholly-owned subsidiary of Priceline. 12. Defendant Matthew Roberts (“Roberts”) is currently and has at all relevant times been a member of the board of directors. Roberts also currently, and at all relevant times, served as President and CEO of OpenTable. Roberts served as the Company’s chief financial officer from June 2005 to August 2011. Roberts served as chief financial officer of E-LOAN, Inc., a provider of loans, from December 2000 to May 2005 and vice president of finance of E-LOAN, Inc. from January 1999 to November 2000. Roberts previously served as corporate controller of NetDynamics, Inc., an enterprise software company, and held a general manager position with Berkeley Systems, Inc., a consumer entertainment software company. Roberts is a member of the board of directors of Xoom

7 Corporation, a provider of online international consumer money transfer services, and a private company. 13. Defendant Thomas H. Layton (“Layton“) has been a member of the Company’s board of directors since May 1999 and has served as an Independent Chairman of the Board since December 14, 2011. Layton had served as the Company’s chief executive officer from September 2001 to June 2007. Since December 2011, Layton has served as the executive chairman of oDesk, Inc., a company providing an online workplace. From April 2011 to April 2012, Layton served as an entrepreneur in residence at Benchmark Capital, a venture capital firm. From June 2007 to July 2010, Layton was the chief executive officer of Metaweb Technologies, Inc., an Internet technology company. From November 1995 to June 1999, Layton served as president and chief operating officer and was co-founder of CitySearch, Inc., a company that provided online city guides, which later merged with Ticketmaster, Inc., an event ticketing agency. Prior to his experience at CitySearch, Layton served as chief financial officer of Score Learning Corporation, an educational services company, from April 1994 to October 1995, and as president and chief operating officer from March 1995 to October 1995. From January 1989 to August 1992, Layton served as vice president and general manager of MicroFinancial Corporation, an equipment leasing company. From 1986 to 1988, Layton was an associate consultant with The

8 Boston Consulting Group. Layton served as a member of the board of directors of Ancestry.com, from October 2009 to December 2012. 14. Defendant Paul S. Pressler (“Pressler”) currently, and at all relevant times, served as Lead Independent Director of OpenTable. Pressler has been a partner at Clayton, Dubilier & Rice, Inc., a private equity firm, since October 2010, and prior to that, served as advisory partner since July 2009. Previously, Pressler was president and chief executive officer of Gap, Inc. from September 2002 to January 2007. He also served on Gap, Inc.'s board of directors from October 2002 until January 2007. Prior to joining Gap, Inc., Pressler spent fifteen years with The Walt Disney Company where he was chairman of the company's global theme park and resorts division. Pressler also served as president of Disneyland, president of The Disney Stores and senior vice president of Disney Consumer Products. Pressler previously served as a member of the boards of directors of Avon Products, Inc., a beauty products company, from July 2005 to April 2012 and Overture Acquisition Corp. from 2008 until 2010. 15. Defendant A. George Battle (“Battle”) serves as an Independent Director of OpenTable since December 2006. From January 2004 to July 2005, Battle served as executive chairman of Ask Jeeves, Inc., an Internet search engine company, and from December 2000 to January 2004 he served as chief executive officer of Ask Jeeves, Inc. From December 1995 to January 2006, Battle served as

9 a member of the board of directors for PeopleSoft, Inc., an enterprise software company, from August 1996 to June 2002 he served as a member of the board of directors for Barra, Inc., a software company, from 1997 to December 2012, he served as a member of the board of the Masters Select family of mutual funds and from 2005 to April 2011 he served as a member of the board of directors for Advent Software, Inc. From 1968 until his retirement in 1995, Battle served in management roles at Arthur Andersen LLP and then Andersen Consulting LLP (now Accenture), where he became worldwide managing partner of market development and a member of the firm's executive committee. Battle is currently the chairman of the board of directors for Fair Isaac Corporation, an analytic products company, and is also a member of the boards of directors of Netflix, Inc., an Internet subscription service for movies and television shows, Expedia, Inc., an online travel reservations provider, LinkedIn Corporation, an Internet professional network provider, and Workday, Inc., a provider of enterprise cloud applications for human resources and finance. 16. Defendant J. William Gurley (“Gurley”) serves as an Independent Director of OpenTable since October 2000. Gurley is a general partner of Benchmark Capital, a venture capital firm, which he joined in March 1999. Prior to joining Benchmark Capital, Gurley was a partner with Hummer Winblad Venture Partners, a venture capital firm, and a research analyst for Credit Suisse

10 First Boston, an investment bank. Gurley is currently a member of the boards of directors of Zillow, Inc., a real estate information marketplace, and several private companies. Gurley previously served as a member of the boards of directors of Ubiquiti Networks, Inc., a communications technology company, from March 2012 to December 2012, Shopping.com, which was acquired by eBay, Inc., from 1999 until 2005 and JAMDAT Mobile Inc., which was acquired by Electronic Arts, Inc., from 2003 until 2006. 17. Defendant Robert Hohman (“Hohman”) is an Independent Director of OpenTable. Hohman is a co-founder of Glassdoor, Inc., an online provider of job and career information, and has served as its chief executive officer since April 2007. From October 2004 to May 2006, Hohman served as the president of Hotwire, Inc., a leading discount travel site and division of Expedia, Inc., an online travel provider. From March 2003 to October 2004, Hohman served as president of classic custom vacation at Expedia, and from 1999 to 2003 as senior vice president of cruise and package at Expedia. 18. Defendant Danny Meyer (“Meyer”) serves as an Independent Director of OpenTable since February 2000. Meyer is the chief executive officer of Union Square Hospitality Group, which he has led since 1996. Meyer is currently a member of the board of directors of Sotheby's, an auctioneer of fine and decorative art, jewelry and collectibles, as well as the following not-for-profit organizations:

11 Share Our Strength, City Harvest and the Irving Harris Foundation. Meyer is also a member of the executive committees of the Union Square Partnership and NYC & Co. 19. Defendants set forth in paragraphs 12 to 18 above are referred to herein as the “Board” or the “Individual Defendants.” 20. Defendant Priceline is a Delaware corporation with principal executive offices located at 800 Connecticut Avenue, Norwalk, Connecticut 06854. 21. Defendant Rhombus is a Delaware corporation and a wholly-owned subsidiary of Defendant Priceline. Upon completion of the Proposed Transaction, Rhombus will merge with and into OpenTable and cease its separate corporate existence. 22. Collectively, OpenTable, the Individual Defendants, Priceline and Rhombus are referred to herein as “Defendants.” INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES 23. Under Delaware law, the officers and directors of a publicly traded corporation have fiduciary duties of loyalty and care to stockholders. To diligently comply with these duties, neither the officers nor the directors may take any action that:

12 (a) adversely affects the value provided to the corporation’s stockholders; (b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits themselves from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or (e) will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public stockholders. 24. In accordance with the Board’s duties of loyalty, the Individual Defendants, as officers and/or directors of OpenTable, are obligated under Delaware law to refrain from: (a) participating in any transaction where the officers’ or directors’ loyalties are divided; (b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

13 (c) unjustly enriching themselves at the expense or to the detriment of the public stockholders. 25. Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, due care, and candor owed to Plaintiffs and other public stockholders of OpenTable. FACTUAL ALLEGATIONS OpenTable’s Background and Growth Potential 26. OpenTable was founded in 1998 and trades on Nasdaq under the ticker symbol “OPEN.” 27. OpenTable is a global company serving customers worldwide with substantial international operations. The North American segment of the Company’s business is comprised of operations in the United States, Canada and Mexico. The International segment is comprised of all non-North America operations, which includes operations in Europe and Asia. 28. OpenTable is the world’s leading provider of online restaurant reservations, seating more than 15 million diners per month via online bookings across more than 31,000 restaurants. 29. The OpenTable network connects restaurants and diners, helping diners discover and book the perfect table and helping restaurants deliver

14 personalized hospitality to keep guests coming back. The OpenTable service enables diners to see which restaurants have available tables, select a restaurant based on verified diner reviews, menus, and other helpful information, and easily book a reservation in real time, overcoming the inefficiencies associated with the traditional process of reserving by phone. In addition to the company’s website and mobile apps, OpenTable powers online reservations for nearly 600 partners, including many of the Internet’s most popular global and local brands. 30. OpenTable provides restaurants with its proprietary Electronic Reservation Book, an integrated software and hardware solution that that computerizes restaurant host-stand operations and replaces traditional pen-and paper reservation books. This and other hospitality solutions, offered by the Company, enable restaurants to manage their reservation book, accepts online reservations through OpenTable.com, streamline their operations and enhance their service levels. Since its inception in 1998, OpenTable has seated more than 620 million diners around the world. 31. The Company generates substantially all of its revenues from its restaurant customers. The Company’s revenues primarily include installation fees, monthly subscription fees and a fee for each restaurant guest seated through online reservations. The online reservation service is free to diners.

15 32. On November 5, 2013, OpenTable announced its financial results for the third quarter of 2013 (“3Q 2013”). As with prior earnings reports, the Company again saw positive financial results as its business continued to grow. The Company’s revenue for 3Q 2013 was $46.7 million, an increase of 18% over the same period in the prior year. Net income for 3Q 2013 was $7.6 million, or $0.32 per diluted share, compared to $5.9 million, or $0.26 per diluted share in 3Q 2012. Seated diners in 3Q 2013 totaled 38.5 million, a 30% increase over 3Q 2012. 33. In the Company’s November 5, 2013 press release announcing the result, Roberts stated: During the third quarter, we marked a significant milestone in seating our half billionth cumulative diner and we're pleased with the strong year-over-year seated diner growth in both our North America and International business ... We're also excited to see that 41% of our seated diners booked via their mobile devices. Mobile continues to be a strategic focus area for us and we believe it will ultimately account for the majority of our seated diners. 34. On February 6, 2014, OpenTable announced its financial results for the fourth quarter of 2013 (“4Q 2013”) and year end. Revenue was $52.3 million, a 22% increase over 4Q 2012. Net income for 4Q 2013 was $10.3 million, or $0.43 per diluted share, compared to $7.5 million, or $0.32 per diluted share in 4Q 2012. Seated diners in 4Q 2013 totaled 44 million, a 34% increase over 4Q 2012.

16 35. In the Company’s February 6, 2014 press release announcing the result, Roberts stated: We’re pleased with the accelerated diner growth we delivered in North America and with the strong momentum we saw in our International business in 2013 ... As we look to the year ahead, we believe the convenience and benefits that our diners and restaurant customers enjoy today are just the beginning of the value we can deliver as a company focused more broadly on the experience of dining out. 36. Also commenting the favorable 4Q 2013 results, Robertson, the Company’s CFO, stated: With Q4 2013 North America seated diner growth rates accelerating for the fourth sequential quarter, it’s gratifying to see early returns on the investments we made in 2013 ... We believe our continued investments position the Company well for growth in 2014 and beyond. 37. On May 2, 2014, OpenTable announced its financial results for the first quarter of 2014 (“1Q 2014”). Revenue was $53.8 million, an 18% increase over 1Q 2013. Reservation revenues for 1Q 2014 were $34.3 million, up 27% over 1Q 2013. Subscription revenues were $16.6 million, up 13% over 1Q 2013. The Company also reported that in 1Q 2014, its restaurant installations in North America totaled 23,862, a 19% increase over 1Q 2013. Moreover, seated diners in 1Q 2014 totaled 44.0 million, a 34% increase over 1Q 2013. The Company reported that it expected revenues to grow substantially during the second quarter as well as throughout the rest of the year.

17 38. In the Company’s May 2, 2014 press release announcing the result, CFO Robertson stated: “[d]uring the first quarter the business continued to deliver solid operating metrics, adjusted EBITDA margins and cash flows even as we invest for the future.” 39. Also commenting on 1Q 2014 results, Defendant Roberts, the Company’s CEO, stated: “[a]s part of our evolution to a dining experiences company - and with our rebrand of toptable to OpenTable in the UK - we have a tremendous opportunity to be the global dining passport for consumers around the world.” The Proposed Transaction 40. On June 13, 2014, before the U.S. markets opened, Priceline and OpenTable announced that they entered into the Merger Agreement, pursuant to which Priceline would acquire all the outstanding shares of OpenTable for $103.00 per share in cash, for a total value of approximately $2.6 billion. 41. The June 13, 2014 press release stated in relevant part that: NORWALK, Conn., and SAN FRANCISCO, CA -- June 13, 2014 -- The Priceline Group Inc. (NASDAQ: PCLN) and OpenTable, Inc. (NASDAQ: OPEN) today announced that they have entered into a definitive agreement whereby The Priceline Group will acquire OpenTable for $103 per share in an all cash transaction valued at $2.6 billion. * * * With more than 15 million diners seated per month across more than 31,000 restaurants, OpenTable is the world’s leading

18 provider of online restaurant reservations. OpenTable has seated more than 125 million diners worldwide through its mobile solutions, which were introduced in 2008. OpenTable’s brand is built on helping diners discover and book the perfect table and helping restaurants connect directly with their customers. The Priceline Group is the world’s leading accommodation booking platform. Every night, an average of more than 1 million guests stay in accommodations booked through one of The Priceline Group brands in over 480,000 properties in over 200 countries and territories worldwide. * * * The Boards of Directors of The Priceline Group and OpenTable have unanimously approved the transaction, which will be effected through a tender offer and is expected to close in the 3rd quarter of 2014, subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearance. 42. Priceline’s President and CEO, Darren Huston (“Huston”), commented: OpenTable is a great match for The Priceline Group. They provide us with a natural extension into restaurant marketing services and a wonderful and highly-valued booking experience for our global customers ... We look forward to helping the OpenTable team accelerate their global expansion, increase the value offered to their restaurant partners, and enhance the end-to-end experience for our collective customers across desktop and mobile devices. 43. Defendant Roberts added: The Priceline Group is a leader in e-commerce innovation with global expertise in online marketing and digital customer

19 conversion across devices, and they have an exceptional track record of customer service in dozens of languages around the world ... We couldn’t be more excited to join a group of brands leading in their space, and we look forward to the next chapter of our own journey as we continue to enhance the dining experience for our customers worldwide. 44. The offer price of $103.00 set forth in the Merger Agreement substantially undervalues OpenTable and harms its stockholders. Defendant Roberts has consistently boasted about the positive growth rate of the Company and the many future opportunities for substantial growth, both domestically and internationally, OpenTable was prepared to undertake and of which it was poised to take advantage. 45. Priceline is expecting to see a positive impact from the Proposed Transaction in the near term, as it expects the OpenTable acquisition to be accretive to its non-GAAP Earnings per share for 2014. 46. In a June 16, 2014 email to OpenTable employees, Priceline’s President and CEO, Huston wrote: “OpenTable is a truly great Internet brand, a brand that pioneered the evolution of consumer behavior online, the migration of local businesses online, and a brand that touches millions of customers and 10s of thousands of restaurants every day.” 47. In a June 13, 2014 conference call, following the announcement of the Proposed Transaction, Huston stated:

20 OpenTable is a national extension of the Priceline Group. We are each leaders in our respective marketplaces, where proficiency in driving global demand, building and managing local supply, and providing a superior multi-screen experience are critical. The asset, skills, and relationships that takes [sic] the win globally in this respect are a complementary match. Our intention is for OpenTable to operate independently under the leadership of existing management as with our other brands, with their primary focus on building value for its customers and restaurant partners. We look forward to working with Matt Roberts, OpenTable’s CEO, and his team going forward. The OpenTable acquisition extends the group's global reach and leading position in online travel and more specially accommodation bookings into the adjacent market of restaurant reservations. The Priceline Group strategy hinges on delivering exceptional seamless digital booking experiences for its global customer base and best-in-class service and win-win relationships to its hundreds of thousands of partners worldwide. The DNA of Open Table's business mirrors our business in these respects. * * * Our three focuses post-closing will be: one, international expansion; two, demand generation; and three, marketplace innovation, especially in mobile. Over the long term, we are excited with the prospect of OpenTable building a strong and profitable global business in online restaurant reservations. We believe this will enhance our consumers’ experiences with our brands, drive increased traffic and deepen relationships with our local partners across both travel and dining, and create a meaningful financial opportunity for the group. 48. Indeed, since the announcement of the Proposed Transaction, the Company’s stock opened on June 13, 2014 at $104.48 and has been consistently trading at substantially above the $103.00 offer price, trading at a high on June 18,

21 2014 of $105.42. The current trading price of OpenTable’s stock is concrete and tangible evidence that the $103.00 offer price set forth in the Merger Agreement is wholly inadequate and fails to properly compensate Plaintiffs and other OpenTable stockholders. 49. Having failed to maximize the sale price for the Company, members of the Board breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and stockholders will not likely receive adequate or fair value for their OpenTable common stock in the Proposed Transaction. The Merger Agreement Is Improperly Structured 50. Furthermore, and in violation of the duty of the members of OpenTable’s Board to maximize stockholder value, the Merger Agreement contains terms designed to favor the Proposed Transaction and deter alternative bids. 51. For example, §7.03 of the Merger Agreement includes a “no solicitation” provision which states that (a) the Company shall cause each of the Acquired Companies and its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Persons (other than Parent, Acquisition Sub and their Affiliates and Representatives) ongoing as of the date of this Agreement with respect to any Acquisition Proposal.

22 52. Moreover, §7.03(b) of the “no solicitation” provision states that the Company “shall not ... directly or indirectly: (i) solicit, initiate, or knowingly encourage any inquiry, expression of interest or proposal by, or offer that constitutes an Acquisition Proposal (or that would reasonably be expected to result in an Acquisition Proposal) from any Person other than Parent, Acquisition Sub or their respective Affiliates or Representatives; (ii) engage or participate in any discussions or negotiations with any Person (other than Parent, Acquisition Sub or their respective Affiliates or Representatives) in furtherance of or for the purpose of obtaining any Acquisition Proposal; (iii) furnish any information relating to any Acquired Company to any Person (other than Parent, Acquisition Sub or their respective Affiliates or Representatives) in connection with or in response to an Acquisition Proposal; (iv) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding relating to any Acquisition Proposal with any Person other than Parent, Acquisition Sub or their respective Affiliates or Representatives ... or (v) submit any Acquisition Proposal to the vote of the stockholders of the Company.” 53. In addition, pursuant to §7.03(c) of the Merger Agreement, should an unsolicited bidder appear, the Company must notify Priceline of the competing offer promptly, but in no event later than within two (2) business days after receiving the alternative proposal.

23 54. Further, §7.03(e) of the Merger Agreement severely limits the Board’s ability to recommend any competing bid and provides that Priceline has three (3) businesses days to submit a superior offer. Priceline is thus able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, including the identity of the third-party bidder, eliminating any leverage that the Company has in receiving the unsolicited offer, and significantly deterring an alternative offer from coming forward. 55. The Merger Agreement gives Priceline access to any rival bidder’s information and provides Priceline with a superior bargaining position to any competitive bidder. Accordingly, no rival bidder is likely to emerge because the Merger Agreement unfairly ensures that any “auction” will favor Priceline and piggy-back upon the due diligence (and financial outlay) of the foreclosed second bidder. 56. Moreover, pursuant to the Merger Agreement, the Company has agreed to pay an improper termination fee of $91 million payable to Priceline in certain circumstances, including if the Company terminates the Merger Agreement because the Board has determined to pursue another alternative superior offer. 57. Finally, the Individual Defendants chose to structure the deal as a Tender Offer. This structure greatly increases the chances of consummating the

24 Proposed Transaction and leaves stockholders with minimal time to effectively challenge the deal. The Materially Misleading And Incomplete 14d-9 I. Materially Incomplete and Misleading Disclosures Concerning Qatalyst’s Financial Analysis 59. Qatalyst performed only two (2) analyses in support of its fairness opinion, which is not a customary practice in these circumstances. Accordingly, the 14D-9 should explain the rationale for limiting the fairness opinion rendered by Qatalyst to only 2 analyses, as well as whether other analyses were performed. If other analyses were performed, such as a Precedent Transaction Analysis, then a fair summary of each analysis should be disclosed and the basis for omitting such analyses from the fairness opinion. 60. In light of the limited number of analyses performed, it is even more critical for stockholders to have full disclosure of all key inputs including the following: i. The Illustrative Discounted Cash Flow (“DCF”) Analysis, in particular, the 14D-9 must disclose: (i) the definitions for present value and enterprise value used in this analysis; (ii) the rationale for applying discount rates ranging from 10.0% to 13.0%; (iii) whether the weighted average cost of capital (“WACC”) was derived through the capital asset pricing model

25 (“CAPM”), and if so, the 14D-9 must disclose the market assumptions (i.e., risk free rate, two year beta, and equity risk premium); (iv) the range of terminal values applied in this analysis and the source from which the terminal values were obtained; (v) how stock-based compensation was treated in the analysis (i.e., as a cash or non-cash expense); (vi) how, if at all, was the value of OpenTable’s net operating losses (“NOLs”) taken into consideration in this analysis; and (vii) the methodology and assumptions underlying the 4% dilution factor (i.e., was this adjustment made as part of, or in addition to, the treasury stock method used to determine fully diluted shares outstanding). ii. The Selected Companies Analysis, the 14D-9 fails to disclose the following multiples for each of the selected comparable companies observed to constitute a fair summary: (i) EV/CY2014E Revenue; (ii) EV/CY2015E Revenue; (iii) EV/CY2014E EBITDA; (iv) EV/CY2015E EBITDA; (v) EV/CY2014E P/E; and

26 (vi) EV/CY2015E P/E. Additionally, the 14D-9 failed to disclose how the “implied fully diluted enterprise value” for each company was determined, and also fails to display Qatalysts’ “implied” fully diluted shares outstanding for each company. Similarly, the 14D-9 also failed to disclose whether Qatalyst performed any type of benchmarking analysis for OpenTable or what the implied equity value ranges and selected multiples ranges for OpenTable, utilized in the analysis, were based on. Further, the analysis did not disclose the criteria for selecting the companies utilized. 61. The 14D-9, on page 26, states that Qatalyst relied on and utilized a “consensus of third-party research analysts’ projections,” which Qatalyst referred to as “Street Projections” in conducting their financial analysis. However, the 14D-9 fails to disclose such consensus of projections, which appear to have been critical in Qatalysts’ financial analysis. 62. The 14D-9 also does not account for the synergies that may result with Priceline or disclose the valuation of such synergies. Indeed, Priceline’s CEO, Huston, touted the considerable synergies that Priceline could derive from OpenTable as an asset, and CFO, Daniel Finnegan, expressed confidence that the

27 acquisition of OpenTable will add value for stockholders, during the June 13, 2014 conference call following the announcement of the Proposed Transaction. 58. Furthermore, the 14D-9 fails to disclose whether Qatalyst ever acted as a financial advisor to OpenTable or to Priceline in the past and, if so, the fees it earned. II. Material Omissions and Misrepresentations Concerning the Background of the Proposed Transaction 59. The 14D-9 also omits several important details concerning the process leading up to the signing of the Merger Agreement. 60. Specifically, on page 11, the 14D-9 fails to disclose what led the Board of Directors to determine that the time was precisely right to seek a sale of the company (i.e., was there a catalyst, an analysis, a changed circumstance, forecasts/projections, discussion, why was there a sense of urgency at this specific time). 61. Additionally, the 14D-9 fails to disclose the following relating to the Special Committee: (i) the reasoning for the selection of the various committee members; (ii) the reasoning for specifically selecting Roberts to be a member of the Special Committee; (iii) the Special Committee’s duties, powers and restrictions (iv) whether a Special Committee Chair was appointed, and if so, who that Chairman was; and (v) the reason why some (but not all) of the outreach to potential buyers was conducted by the Special Committee, rather than by Qatalyst.

28 62. The 14D-9, on page 12, also fails to disclose how the “certain third parties” were selected and identified and whether they were strategic or financial. 63. The 14D-9, on page 12, also fails to disclose the vetting process that led to the selection of Qatalyst as the Company’s financial advisor. 64. Additionally, on page 12, the 14D-9 discloses that “Mr. Roberts contacted Darren Huston, President and Chief Executive Officer of [Priceline] ... to determine if [Priceline] would be interested in exploring a potential acquisition of [OpenTable].” The 14D-9 must disclose whether Roberts has a pre-existing business relationship with Huston of Priceline, and/or whether Roberts has sat on any boards with Huston in the two-years preceding the announcement of the Merger Agreement. 65. On Page 12, the 14D-9 discloses that “the Chief Executive Officer of Party 1 contacted Mr. Roberts via email to propose a meeting to discuss a possible business opportunity.” The 14D-9 fails to disclose how the CEO of Party 1 became aware that OpenTable was exploring strategic alternatives, including a sale of the Company. The 14D-9 fails to disclose whether Party 1’s contact was solicited or unsolicited, whether it was a strategy or potential buyer and whether Party 1 indicated any price or terms for acquisition of the Company.

29 66. On page 13, the 14D-9 discloses that Party 3 declined to proceed with exploring a potential acquisition of the Company. The 14D-9 fails to disclose the rationale or reason why Party 3 chose not to proceed with the acquisition. 67. On pages 14 and 16, the 14D-9 discloses that Party 2 and Party 6 terminated their review of the Company. The 14D-9 fails to disclose the rationale for Party 2’s and Party 6’s decision to terminate their respective reviews of the Company. The 14D-9 also fails to disclose whether Party 2 and Party 6 indicated that they would be interested in a commercial relationship with the Company if it were to be acquired by another party. 68. Additionally, on pages 13-18, the 14D-9 states that some parties entered into standstill agreements, yet the 14D-9 states that Party 6 did not enter into such an agreement. Accordingly, the 14D-9 fails to disclose the basis upon which the Company determined whether to enter into standstill agreement or not with each party. 69. Moreover, on pages 13-18, the 14D-9 fails to disclose the previous day’s closing price for the Company’s common stock for all dates on which offers or counteroffers were made for acquisition of the Company. 70. Moreover, on page 15, the 14D-9 discloses that Party 1 terminated their review of the Company, stating that they were “unsure” as to whether a potential transaction was “advisable” at that time. The 14D-9 fails to disclose the

30 why Party 1 was “unsure” about whether the proposed transaction was “advisable” and its rationale for terminating their review of the Company. 71. Additionally, on pages 13 and 14, the 14D-9 discloses that Party 5 expressed interest in exploring a potential acquisition of the Company and even met with executives from OpenTable to discuss and share due diligence information. However, there is no further mention of Party 5 anywhere in the 14D-9. It is unclear whether Party 5 signed a confidentiality agreement, terminated its review of the Company, provided any offers or continued to bid for acquisition of the Company while OpenTable was negotiating the Merger Agreement with Priceline. 72. On pages 16 and 18, 14D-9 discloses that Party 7 submitted an unsolicited inquiry and expressed an interest in exploring strategic alternatives with the Company. The 14D-9 also discloses that OpenTable met with Party 7 and discussed strategic combinations between the two companies. However, there is no further mention of Party 7 anywhere in the 14D-9. It is unclear whether Party 7 signed a confidentiality agreement, terminated its review of the Company, provided any offers or continued to provide offers while OpenTable was negotiating the Merger Agreement with Priceline. 73. Moreover, on pages 16-18, the 14D-9 discloses that Party 4 provided increasing offers several times during the negotiation process. Just before

31 OpenTable signed the Merger Agreement, Party 4 informed the Company that it would raise its offer. However, the Company executed the Merger Agreement with Priceline without waiting for Party 4’s increase offer. The 14D-9 fails to disclose the reason why OpenTable rushed into the Merger Agreement with Priceline and chose not to give Party 4 enough time to submit and increased offer. 74. According to the 14D-9, pages 13-18, neither Party 4, Party 5, nor Party 7 terminated their discussion with the Company as of the date of the announcement of the Proposed Transaction. Accordingly, the 14D-9 fails to disclose the current status of discussions with each Party 4, Party 5 and Party 7. 75. Additionally, while the 14D-9 makes general references to the interests expressed by Parties 1, 2, 4, 5, 6 and 7 in a potential transaction, it fails to sufficiently discuss the process by which the Company explored potentially superior offers with each of these companies. 76. Each of the above referenced omissions are material because they directly relate to the process the Board took to maximize stockholder value and whether the Board inappropriately steered the process toward a deal with Priceline to the detriment of the Company’s stockholders. 77. Accordingly, because the foregoing process and material omissions represent a violation of state law, Plaintiffs seek injunctive and other equitable

32 relief to prevent the irreparable injury that Company sockholders have and will continue to suffer absent judicial intervention. CLASS ACTION ALLEGATIONS 78. Plaintiffs bring this action for herself and on behalf of all holders of OpenTable common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are Defendants and any individual or entity affiliated with any defendant. 79. This action is properly maintainable as a class action. 80. The Class is so numerous that joinder of all members is impracticable. According to the Company’s U.S. Securities and Exchange Commission (“SEC”) filings, there were more than 23.5 million shares of OpenTable common stock outstanding1 as of the close of business on June 10, 2014. 81. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following: (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, due care, good faith, and candor with respect to Plaintiffs and the other members of the Class in connection with the Proposed Transaction; 1 As well as Company Options to purchase an aggregate of over 1.9 million shares.

33 (b) whether the Individual Defendants misrepresented and omitted material facts in violation of the fiduciary duty of candor owed by them to Plaintiffs and the other members of the Class; (c) whether the Individual Defendants have breached any of their other fiduciary duties owed to Plaintiffs and the other members of the Class in connection with the Proposed Transaction, including their duty of candor; (d) whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire the Company or its assets; (e) whether OpenTable aided and abetted any of the Individual Defendants’ breaches of fiduciary duty owed to Plaintiffs and the other members of the Class in connection with the Proposed Transaction; (f) whether Priceline aided and abetted any of the Individual Defendants’ breaches of fiduciary duty owed to Plaintiffs and the other members of the Class in connection with the Proposed Transaction; and (g) whether Plaintiffs and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated without the actions complained of herein being corrected.

34 82. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiffs does not have any interests adverse to the Class. 83. Plaintiffs has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class. 84. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class. 85. Plaintiffs anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. 86. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole. FIRST CAUSE OF ACTION Claim for Breach of Fiduciary Duties Against the Individual Defendants 87. Plaintiffs incorporate by reference and realleges each and every allegation contained above as though fully set forth herein.

35 88. The Individual Defendants have violated the fiduciary duties of care, loyalty, and independence owed to the public stockholders of OpenTable and have acted to put their personal interests ahead of the interests of OpenTable stockholders. 89. By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value inherent in and arising from OpenTable. 90. The Individual Defendants have violated their fiduciary duties by entering OpenTable into the Proposed Transaction without regard to the effects of the Proposed Transaction on OpenTable stockholders. 91. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and care owed to the stockholders of OpenTable by entering into the merger through the unfair process exemplified by the Merger Agreement. 92. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other members of the Class.

36 93. As a result of the Individual Defendants’ unlawful actions, Plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of OpenTable’s assets and operations. Unless the Tender Offer is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, will not engage in arm’s-length negotiations on the Merger Agreement terms, and may consummate the Tender Offer, all to the irreparable harm of the members of the Class. Moreover, the Individual Defendants breached their duty of candor by failing to disclose to Plaintiffs and the Class all material information necessary to make an informed decision regarding whether to tender their shares in the Tender Offer. 94. Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict. SECOND CAUSE OF ACTION Claim for Aiding and Abetting Breaches of Fiduciary Duty Against OpenTable, Priceline and Rhombus 95. Plaintiffs incorporate by reference and realleges each and every allegation contained above as though fully set forth herein.

37 96. The Individual Defendants owed to Plaintiffs and the members of the Class certain fiduciary duties as fully set out herein. 97. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiffs and the members of the Class. 98. Defendants OpenTable, Priceline and its wholly owned subsidiary Rhombus colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiffs and the members of the Class. 99. Defendants OpenTable, Priceline and Rhombus participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Defendants OpenTable, Priceline and Rhombus obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Defendants OpenTable, Priceline and Rhombus will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Transaction is consummated. 100. Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

38 PRAYER FOR RELIEF WHEREFORE, Plaintiffs demands injunctive relief, in her favor and in favor of the Class and against Defendants as follows: A. Declaring that this action is properly maintainable as a class action; B. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable; C. Rescinding, to the extent already implemented, the Merger Agreement; D. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for stockholders; E. Enjoining the Individual Defendants unless or until they fully disclose to Plaintiffs and the Class all material information necessary to make an informed decision whether to tender their shares in the Tender Offer; F. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible

39 consideration for OpenTable and obtain a transaction which is in the best interests of OpenTable stockholders; G. Imposition of a constructive trust, in favor of Plaintiffs and members of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct; H. Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and I. Granting such other and further equitable relief as this Court may deem just and proper. Dated: June 30, 2014 Respectfully submitted, FARUQI & FARUQI, LLP By: /s/ James R. Banko James R. Banko (Del. Bar No. 4518) 20 Montchanin Road, Suite 145 Wilmington, DE 19807 Tel: (302) 482-3182 Fax: (302) 482-3612 Attorneys for Plaintiffs Kathy Guerra and Irene Dixon OF COUNSEL: FARUQI & FARUQI, LLP Juan E. Monteverde James M. Wilson, Jr. Innessa S. Melamed 369 Lexington Avenue, 10th Fl. New York, NY10017 Tel.: (212) 983-9330 Fax: (212) 983-9331

40 Attorneys for Plaintiffs Kathy Guerra and Irene Dixon